[redacted]

SEC 10029137 MMISSION



| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: February 28, 2010 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-44622 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 there under**

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Payden & Rygel Distributors

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Grand Avenue, 32nd Floor
(No. and Street)

| Los Angeles | California | 90071 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley Hersh — 213-625-1900
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ernst & Young LLP**
(Name – *of individual, state last, first, middle name*)

| **725 South Figueroa Street** | **Los Angeles** | **CA** | **90017** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, Bradley Hersh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Payden & Rygel Distributors, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Chief Financial Officer

Title

attached

Notary Public

This report** contains (check all applicable boxes):

(×) (a) Facing page.
(×) (b) Statement of Financial Condition.
(×) (c) Statement of Income (Loss).
(×) (d) Statement of Changes in Financial Condition.
(×) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(×) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(×) (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(×) (l) An Oath or Affirmation.
(×) (m) A copy of the SIPC Supplemental Report.
(× ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California )
) ss.
County of Los Angeles )

On February 18, 2010, before me, Kathlene Dietz, Notary Public, personally appeared

Bradley Hersh,

who proved to me on the basis of satisfactory evidence to be the person whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his authorized capacity, and that by his signature on the instrument the person, or the entity upon behalf of which the person acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

KATHLENE DIETZ
Commission # 1733481
Notary Public - California
Los Angeles County
My Comm. Expires Apr 18, 2011

WITNESS my hand and official seal.

Signature of Notary Public

### Description of Attached Document

Title or Type of Document: U.S. SEC – Annual Audited Report Form X-17A-5, Part III

Document Date: February 18, 2010 Number of Pages: 2

Signer(s) Other Than Named Above: None

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Financial Statements
and Supplemental Information

Year Ended December 31, 2009

## Contents

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

# Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder
Payden & Rygel Distributors

We have audited the accompanying statement of financial condition of Payden & Rygel Distributors (the "Company") as of December 31, 2009, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Payden & Rygel Distributors at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplemental schedules on pages 10 and 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 26, 2010

0912-1116839

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

# Statement of Financial Condition

December 31, 2009

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 65,330 |
| Distribution fee receivable | | 9,899 |
| Due from Parent | | 141,799 |
| Prepaid expenses | | 41,498 |
| Total assets | $ | 258,526 |
| | | |
| **Liabilities and shareholder's equity** | | |
| Shareholder's equity: | | |
| Common stock, $10 par value: | | |
| 1,000,000 authorized, 250 issued and outstanding | $ | 2,500 |
| Additional paid-in capital | | 322,699 |
| Accumulated deficit | | (66,673) |
| Total shareholder's equity | | 258,526 |
| Total liabilities and shareholder's equity | $ | 258,526 |

*See accompanying notes.*

## Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Statement of Operations

Year Ended December 31, 2009

| | | |
|---|---|---|
| Service fee income from Parent | $ | 48,187 |
| Distribution fee revenue | | 44,078 |
| General and administrative expenses | | (92,265) |
| Income before income tax | | – |
| Income tax | | – |
| Net income | $ | – |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

# Statement of Changes in Shareholder's Equity

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at January 1, 2009 | $ 2,500 | $ 322,699 | $ (66,673) | $ 258,526 |
| Net income | – | – | – | – |
| Balance at December 31, 2009 | $ 2,500 | $ 322,699 | $ (66,673) | $ 258,526 |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

# Statement of Cash Flows

Year Ended December 31, 2009

| | | |
|---|---|---|
| **Operating activities** | | |
| Net income | $ | – |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Increase in distribution fees receivable | | (1,197) |
| Decrease in due from Parent | | 1,813 |
| Decrease in prepaid expenses | | 668 |
| Net cash provided by operating activities | | 1,284 |
| | | |
| Cash at beginning of year | | 64,046 |
| Cash at end of year | $ | 65,330 |

*See accompanying notes.*

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Notes to Financial Statements

December 31, 2009

## 1. Organization

Payden & Rygel Distributors, a California corporation (the "Company"), was incorporated on February 13, 1992, and is a wholly owned subsidiary of Payden & Rygel (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is also a member of the Financial Industry Regulatory Authority. The Company serves as distributor of shares of the Payden & Rygel Investment Group and Metzler/Payden Investment Group, each a series of mutual funds (collectively, the "Funds"). The Funds are managed by the Parent, Payden/Kravitz Investment Advisors LLC, and Metzler/Payden LLC, affiliated companies. The Company assists the Funds in marketing and advertising the availability of Fund shares and enters into agreements with third-party broker-dealers to assist in the distribution of Fund shares. Purchases of Fund shares are made through these third-party broker-dealers or directly from the Funds themselves. Proceeds from the sale of the Funds' shares are deposited directly with the Funds' transfer agent by the investor or by the third-party broker-dealers and are not maintained in any customer account with the Company.

The Company does not carry customer accounts nor perform custodial functions related to customer securities and is, therefore, exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission.

## 2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"), which requires management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. The following is a summary of significant accounting and reporting policies:

### Revenue Recognition

As the distributor of shares of the Funds, the Company receives distribution fees from selected funds which are recorded when earned. Distribution fees are based on a percentage of average net assets in these funds.

**2. Summary of Significant Accounting Policies (continued)**

The Company earns service fee revenue under an agreement with the Parent. See Note 5.

**General and Administrative Expenses**

General and administrative expenses consist of registration, marketing, and professional fees.

**New Accounting Pronouncements**

In June 2009, the Financial Accounting Standards Board ("FASB") issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (SFAS No. 168). SFAS No. 168 establishes the FASB Accounting Standards Codification as the single source of authoritative accounting principles in the preparation of financial statements in conformity with GAAP. SFAS No. 168 explicitly recognizes rules and interpretive releases of the Securities and Exchange Commission (SEC) under federal securities laws as authoritative GAAP for SEC registrants. SFAS No. 168 was effective for financial statements issued for periods ending after September 15, 2009 and had no material impact on the Company's financial condition and results of operations.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing a Company's tax returns to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. The Company adopted the provisions of FIN 48 effective January 1, 2009. The adoption of FIN 48 did not result in an impact on the Company's financial position or results of operations. The guidance for FIN 48 may now be found in the new codification as a component of ASC 740, *Income Taxes*.

In May 2009, the FASB issued SFAS No. 165, *Subsequent Events*, which sets forth general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. SFAS No. 165 is effective for periods ending after June 15, 2009. SFAS No. 165 had no impact on the Company's financial condition or results of operations. The guidance for SFAS No. 165 may now be found in the new codification as a component of ASC 855, *Subsequent Events*.

### 3. Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain a minimum net capital, as defined. In addition, the ratio of aggregate indebtedness to net capital, both as defined, cannot exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $63,686, which was $58,686 in excess of its net required capital of $5,000. The ratio of aggregate indebtedness to net capital was 0 to 1 at December 31, 2009, and management believes that the Company was in compliance with the net capital requirements.

### 4. Income Taxes

The Company files its tax return on a consolidated basis with the Parent and has a tax-sharing agreement to compute income tax expense/benefit on a pro-rata basis. Tax years 2005 through 2009 are subject to examination by the federal taxing authority. There are no income tax examinations currently in progress.

Income taxes are provided for current taxes payable or refundable and temporary differences arising from future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

No income tax is recorded for the year ended December 31, 2009. As of December 31, 2009, the Company has a net deferred tax asset of $0. The net deferred tax asset is comprised of a gross deferred tax liability in the amount of $78,727 related to the distribution fee receivable, amounts due from Parent and prepaid expenses, and a gross deferred tax asset in the amount of $78,727 relating to a net operating loss carryforward. The net operating loss carryforward relates to operating losses generated at the Company, and used by the Parent to offset its income in the consolidation return, for which the Company has not received benefit.

### 5. Related Parties

The Company has an agreement with its Parent whereby the Parent may pay the Company a fee in connection with the expenses incurred by the Company. The amount and timing of payment are at the discretion of the Parent, but shall not exceed the total expenses incurred by the Company, and the timing of payment shall be such that the Company always maintains capital in

**5. Related Parties (continued)**

excess of all regulatory requirements. Amounts due from the Parent are noninterest bearing. Under the terms of the agreement, during the year ended December 31, 2009, the Company received $50,000 in 2009 from the Parent. The Company recognized $48,187 as service fee income from the Parent in the current year statement of operations.

**6. Indemnifications**

The Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these agreements is not estimable. However, the Company has not had prior claims or losses pursuant to these contracts and expects the risk of a material loss to be remote.

**7. Subsequent Events**

The Company has evaluated subsequent events through February 26, 2010, the issuance date of the financial statements, and determined no other events have occurred that require disclosure.

# Supplemental Information

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2009

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Total shareholder's equity from statement of financial condition | | $ 258,526 |
| Deductions: | | |
| Nonallowable assets: | | |
| Distribution fee receivable | $ 9,899 | |
| Due from Parent | 141,799 | |
| Prepaid expenses | 41,498 | |
| Other deductions | 1,644 | |
| Total nonallowable assets | | 194,840 |
| Net capital | | $ 63,686 |
| **Computation of basic net capital requirement** | | |
| Minimum net capital required (6-2/3% of aggregate indebtedness) | | $ – |
| Minimum dollar net capital requirement | | $ 5,000 |
| Net capital requirement | | $ 5,000 |
| Excess net capital | | $ 58,686 |
| **Computation of aggregate indebtedness** | | |
| Total aggregate indebtedness included in statement of financial condition | | $ – |
| Ratio of aggregate indebtedness to net capital | | 0% |

*There were no material differences between the above computation and the corresponding schedule included in the Company's unaudited Part II of Form X-17A-5 as of December 31, 2009.*

## Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)

## Statements Regarding Rule 15c3-3
## of the Securities and Exchange Commission

December 31, 2009

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)ii.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   The Company is exempt from Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)ii exemptive provision.

*See accompanying report of independent registered public accounting firm.*

# Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3729
www.ey.com

# Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

Board of Directors
Payden & Rygel Distributors

In planning and performing our audit of the financial statements of Payden & Rygel Distributors (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 26, 2010

Ernst & Young LLP

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

**About Ernst & Young**

Ernst & Young is a global leader in assurance, tax, transaction and advisory services. Worldwide, our 130,000 people are united by our shared values and an unwavering commitment to quality. We make a difference by helping our people, our clients and our wider communities achieve potential.

www.ey.com

FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

Payden & Rygel Distributors
(a wholly owned subsidiary of Payden & Rygel)
Year Ended December 31, 2009
With Report and Supplementary Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG